

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2022

Suqin Li
Chief Executive Officer
Majestic Ideal Holdings Ltd
22/F, China United Plaza
1002-1008, Tai Nan West Street
Cheung Sha Wan, Kowloon, Hong Kong

> **Re: Majestic Ideal Holdings Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted January 26, 2022**
> **CIK No. 0001897532**

Dear Ms. Li:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted January 26, 2022

Cover Page

1.   In comment 1 of our letter dated January 14, 2022, we made a specific request that would assist the staff in its analysis of your disclosure and we are reissuing that comment in full. Several comments contained in this letter have numerous components and the comments contained in our January 14, 2022 letter had many subcomponents. As we previously requested, with the next amendment, please be sure that you file a letter of correspondence on EDGAR that separates each comment and component, including the comments contained in our prior letter, and reproduces the disclosure and the specific location in your prospectus where you believe the comment is addressed.

2.   We note your response to comment 3. Please revise to address the following:

        • the disclosure in the first bullet point on the cover page should make clear that the actions could result in a material change in your operations *and/or the value of the securities you are registering for sale;*

        • the disclosure in the third bullet point on the cover page should make clear that the actions could *significantly limit or completely hinder* your ability to offer *or continue to offer* securities to investors; and

        • in the second paragraph following the bulleted list, make clear that the actions also: (1) could result in a material change in your operations *and/or the value of the securities you are registering for sale;* and *(2)* could significantly limit or completely hinder your ability to offer *or continue to offer* your securities to investors.

3.   We note your responses to prior comments 5 and 7. Please update the disclosure on the cover page and the disclosure at the bottom of page 2 to state whether the dividend declared by Multi Ridge which remained unpaid as of September 30, 2021 has since been paid.

Prospectus Summary, page 1

4.   We note your response to prior comment 6. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the operations of your subsidiaries, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Risks Associated with our Business, page 5

5.   Please revise this section and the Risk Factors section to move forward the risks related to doing business in China so that such risks are prominently disclosed within each section in relation to other identified material risks.

Risks Related to Doing Business in China, page 6

6.   We note your response to prior comment 8 and the cross-reference on page 6. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks and provide cross-references *to the more detailed discussion of each risk in the prospectus* as opposed to a cross-reference to the section beginning on page 18.

7.   We note your response to comment 8 and your disclosure in the bullet points in this section. Please specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China c*an change quickly with little advance notice*; and the risk that the Chinese government may intervene or influence your operations at any time, or may *exert more control* over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations *and/or the value of the securities you are registering for sale.* Also, please ensure that you acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer *or continue to offer* securities to investors and cause the value of such securities to significantly decline or be worthless.

8.   Please include a bullet point to highlight the recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

Undertakings, page II-1

9.   Please revise to include the undertaking of Item 512 of Regulation S-K, such as Item 512(a)(4) of Regulation S-K.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Virginia Tam